FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          NOVEMBER 2005

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 Press Release dated November 7, 2005
Document 2                 Press Release dated November 8, 2005
Document 2                 Material Change Report dated November 8, 2005


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                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
NOVEMBER 7, 2005                                                       TSXV: AGX

                          TETAGOUCHE DRILLING COMMENCES

Amador Gold Corp. has awarded a minimum 400 metre contract for diamond drilling on its Tetagouche South, New Brunswick property optioned from veteran prospector Merton Stewart. Drill crews are currently on site at this recent Amador acquisition located within the Bathurst base metal mining district. Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

A preliminary programme comprising a minimum of four drill holes will be utilized to confirm the trend of the zone, as well as to assess for extensions of the precious metals zone along strike and at depth.

AMADOR GOLD CORP.
ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
---------------------
Richard W. Hughes
President


FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com


  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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                                                                      DOCUMENT 2

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
NOVEMBER 8, 2005                                                       TSXV: AGX

                          HUNTER GOLD PROPERTY ACQUIRED

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 payable over three years, 250,000 shares payable over three years and a work commitment of $75,000 over three years. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchase for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

AMADOR GOLD CORP.
ON BEHALF OF THE BOARD

/s/ RICHARD W. HUGHES
---------------------
Richard W. Hughes
President

FURTHER    INFORMATION   CAN   BE   FOUND   ON   THE   COMPANY'S   WEB-SITE   AT
www.amadorgoldcorp.com

   The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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


                                                                      DOCUMENT 3

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  November 8, 2005

ITEM 3.           NEWS RELEASE

                  The press release was issued on November 8, 2005 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of the Hunter Gold Property.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced, subject to regulatory approval, the acquisition of a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 payable over three years, 250,000 shares payable over three years and a work commitment of $75,000 over three years. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchase for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

                  The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.


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ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

Dated at Vancouver, British Columbia this 8th day of November, 2005.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                    (Registrant)


Date:    November 9, 2005           BY:  /S/ BEVERLY J. BULLOCK
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary


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